January 23, 2015

VIA EDGAR SUBMISSION

Ms. Stephanie J. Ciboroski
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; mail stop 4561
Washington, D.C. 20549
U.S.A.

Re:	Banco Santander, S.A.
Form 20-F for the Fiscal Year Ended December 31, 2013
Filed April 29, 2014
Form 6-K Furnished May 1, 2014
File No. 001-12518

Dear Ms. Ciboroski:

On behalf of Banco Santander, S.A. (“Santander” or the “Bank”), I hereby submit Santander’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated January 13, 2015 in connection with the above referenced Annual Report on Form 20-F (the “20-F”) and Form 6-K (the “6-K”) of Santander.

I set forth below our responses to each of the Staff’s comments, indicating each comment in boldface text with our response below.  All references to page numbers in Santander’s responses are to pages in the filed version of the 20-F and 6-K.

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1.
Please refer to our prior comment 15. In your response, you state that the increase in impairment losses on your individually acquired retail installment contracts, receivables from dealers and unsecured consumer loans was driven mainly by portfolio growth resulting from the launch of the Chrysler business on May 1, 2013. Please address the following:

•
Clarify if the approximately $12 billion in retail installment contracts through March 31, 2014 relates to growth in the portfolio from inception of the business in May 2013, or whether it was the growth in this portfolio after SCUSA was reconsolidated in January 2014. If it relates to the growth in the portfolio since inception of the business, please clarify how much the portfolio grew from the date of reconsolidation in January 2014 to March 31, 2014.

•
Clarify whether there is a difference in your allowance methodology for purchased loans as compared to originated loans and if so, describe these differences. For example, clarify how you consider the discount recorded on these loans upon purchase in the carrying value used to determine your measure of impairment and whether you record allowances on purchased loans that reflect impairment events that occurred subsequent to the purchase date. If not, explain why not and discuss how your methodology complies with paragraph 59 of IAS 39.

•
We note on page 128 of Santander Holdings USA, Inc.’s Form 10-Q for the Quarterly Period Ended September 30, 2014 that the increase in the allowance for consumer loans primarily related to additional allowance recorded for the loan portfolio acquired during the change in control in the first quarter of 2014. We note a similar disclosure in the June 30, 2014 10-Q. Please tell us the events occurring subsequent to the purchase date that caused such a significant increase in the allowance during that period and tell us whether this also caused the increase in impairment losses recorded pursuant to IFRS in Banco Santander’s Form 6-K. Please also reconcile this disclosure with the statement in your response that the increase in impairment losses relates mainly to portfolio growth resulting from the launch of the Chrysler business.

Response

In response to the three bullet items in the comment above, we have prepared the following responses with the Staff’s comments in bold and underlined.

Clarify if the approximately $12 billion in retail installment contracts through March 31, 2014 relates to growth in the portfolio from inception of the business in May 2013, or whether it was the growth in this portfolio after SCUSA was reconsolidated in January 2014. If it relates to the growth in the portfolio since inception of the business, please clarify how much the portfolio grew from the date of reconsolidation in January 2014 to March 31, 2014.

We respectfully inform the Staff that the $12 billion relates to growth in the portfolio from inception of the Chrysler business in May 2013 to April 30, 2014 (approximately $11 billion to March 31, 2014). From the date of reconsolidation in January 2014 to March 31, 2014 almost $3.5 billion of retail installment contracts were originated.

Clarify whether there is a difference in your allowance methodology for purchased loans as compared to originated loans and if so, describe these differences. For example, clarify how you consider the discount recorded on these loans upon purchase in the carrying value used to determine your measure of impairment and whether you record allowances on purchased loans that reflect impairment events that occurred subsequent to the purchase date. If not, explain why not and discuss how your methodology complies with paragraph 59 of IAS 39.

We respectfully inform the Staff that we apply the same methodology to determine allowances for originated loans and for purchased loans. In both cases, the allowance is determined on the basis of our historical loss experience for assets with similar credit risk characteristics adjusted on the basis of current observable data to reflect current conditions.

Moreover, we confirm that on acquisition the purchased loans are recorded at fair value including any discount to their initial origination price attributable to a worsening of the credit quality of the counterparty between the origination of these loans and the acquisition date and we confirm to the Staff that we only record allowances on purchased loans in respect of deterioration in performance after the acquisition date, which methodology complies with paragraph 59 of IAS 39.

We note on page 128 of Santander Holdings USA, Inc.’s Form 10-Q for the Quarterly Period Ended September 30, 2014 that the increase in the allowance for consumer loans primarily related to additional allowance recorded for the loan portfolio acquired during the change in control in the first quarter of 2014. We note a similar disclosure in the June 30, 2014 10-Q. Please tell us the events occurring subsequent to the purchase date that caused such a significant increase in the allowance during that period and tell us whether this also caused the increase in impairment losses recorded pursuant to IFRS in Banco Santander’s Form 6-K. Please also reconcile this disclosure with the statement in your response that the increase in impairment losses relates mainly to portfolio growth resulting from the launch of the Chrysler business.

We respectfully inform the Staff that we intended the disclosure included in Santander Holdings USA, Inc.’s quarterly reports on Form 10-Q and in our response on the letter dated on October 28, 2014 to be consistent, as the growth in Santander Holdings USA, Inc. and Santander Group’s allowances are primarily related to additional allowances recorded since January 2014 for the loan portfolio acquired in the change in control, of which the majority corresponded to the Chrysler portfolio.

The increase in allowances in SCUSA as compared to 2013 was driven by the following events which occurred subsequent to the change in control. We note that the allowances relate to both the loan portfolio acquired in the change in control and to new originated loans subsequent to change in control:

i) There has been increased competition in recent periods which has made it more difficult for lenders, including ourselves, to price to reflect the incremental risk. Beginning in 2013, we decided as a commercial strategy to increase our market share (for example launching the Chrysler business in May 2013). As a result of this strategy, subsequent to the change in control we have had an increase in our delinquency trends, which is reflected in the 31-60 days past due and 61+ past due amounts that increased in the second quarter of 2014 as compared to the first quarter of 2014, which trend continued during the third quarter of 2014. This has consequently resulted in an increase of our net charge offs.

ii) Our net charge-off ratios in 2014 subsequent to the change in control have also increased due to the following events: a) secured loans - our auto loan portfolio performed worse than we expected at the change in control date because car values declined in 2014 subsequent to the change in control, and b) unsecured loans - until May 2013 we did not have any exposure to unsecured loans, which by their nature tend to experience greater losses than secured loans.

* * * *

In addition, as requested, we acknowledge that:

•	Santander is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Santander may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter or the responses, please do not hesitate to contact the undersigned at +34-912891905.

Very truly yours

/s/ José García Cantera
José García Cantera Chief Financial Officer

cc:	Mr. José Manuel de Araluce, Banco Santander S.A.
Mr. Javier del Castillo, Banco Santander S.A.
Mr. Nicholas A Kronfeld, Davis Polk & Wardwell LLP
Mr. Ignacio Gutiérrez, Deloitte, S.L.